UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

COCA-COLA HELLENIC BOTTLING COMPANY S.A.

(Name of Issuer)

Ordinary shares of nominal value €1.01 per ordinary share

American depositary shares (ADSs), each ADS representing one ordinary share

(Title of Class of Securities)

1912EP104

(CUSIP Number)

Danielle Schroeder

Director

Kar-Tess Holding

21, Boulevard de la Pétrusse

L-2320

Luxembourg

+352 48 81 81 310

(Name, Address and Telephone Number of Persons
Authorized to Receive Notices and Communications)

Copies to:

Bruce C. Bennett, Esq.

Covington & Burling LLP

The New York Times Building

620 Eighth Avenue

New York, NY 10018

(212) 841-1000

March 7, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D/A, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 1912EP104

1	Name of Reporting Person Kar-Tess Holding I.R.S. Identification No. of Above Person 98-0678312

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Luxembourg

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0

	8	Shared Voting Power 170,467,097

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 170,467,097

11	Aggregate Amount Beneficially Owned by Each Reporting Person 170,467,097

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 46.9% (1)

14	Type of Reporting Person CO

(1)                                 Percentage calculated based on 363,123,372 ordinary shares issued and outstanding as of March 7, 2013 (which excludes 3,430,135 ordinary shares held by Coca-Cola Hellenic Bottling Company, S.A., in treasury).

CUSIP No. 1912EP104

1	Name of Reporting Person Boval S.A.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Luxembourg

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0

	8	Shared Voting Power 170,467,097

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 170,467,097

11	Aggregate Amount Beneficially Owned by Each Reporting Person 170,467,097

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 46.9% (1)

14	Type of Reporting Person CO

(1)                                 Percentage calculated based on 363,123,372 ordinary shares issued and outstanding as of March 7, 2013 (which excludes 3,430,135 ordinary shares held by Coca-Cola Hellenic Bottling Company, S.A., in treasury).

CUSIP No. 1912EP104

1	Name of Reporting Person Usoni S.A.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Panama

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0

	8	Shared Voting Power 170,467,097

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 170,467,097

11	Aggregate Amount Beneficially Owned by Each Reporting Person 170,467,097

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 46.9% (1)

14	Type of Reporting Person CO

(1)                                 Percentage calculated based on 363,123,372 ordinary shares issued and outstanding as of March 7, 2013 (which excludes 3,430,135 ordinary shares held by Coca-Cola Hellenic Bottling Company, S.A., in treasury).

CUSIP No. 1912EP104

1	Name of Reporting Person O&R Holdings Ltd.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0

	8	Shared Voting Power 170,467,097

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 170,467,097

11	Aggregate Amount Beneficially Owned by Each Reporting Person 170,467,097

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 46.9% (1)

14	Type of Reporting Person CO

(1)                                 Percentage calculated based on 363,123,372 ordinary shares issued and outstanding as of March 7, 2013 (which excludes 3,430,135 ordinary shares held by Coca-Cola Hellenic Bottling Company, S.A., in treasury).

CUSIP No. 1912EP104

1	Name of Reporting Person Boval Limited

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cyprus

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0

	8	Shared Voting Power 170,467,097

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 170,467,097

11	Aggregate Amount Beneficially Owned by Each Reporting Person 170,467,097

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 46.9% (1)

14	Type of Reporting Person CO

(1)                                 Percentage calculated based on 363,123,372 ordinary shares issued and outstanding as of March 7, 2013 (which excludes 3,430,135 ordinary shares held by Coca-Cola Hellenic Bottling Company, S.A., in treasury).

CUSIP No. 1912EP104

1	Name of Reporting Person Lavonos Ltd.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0

	8	Shared Voting Power 170,467,097

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 170,467,097

11	Aggregate Amount Beneficially Owned by Each Reporting Person 170,467,097

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 46.9% (1)

14	Type of Reporting Person CO

(1)                                 Percentage calculated based on 363,123,372 ordinary shares issued and outstanding as of March 7, 2013 (which excludes 3,430,135 ordinary shares held by Coca-Cola Hellenic Bottling Company, S.A., in treasury).

CUSIP No. 1912EP104

1	Name of Reporting Person Torval Investment Corp.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization The Bahamas

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0

	8	Shared Voting Power 170,467,097

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 170,467,097

11	Aggregate Amount Beneficially Owned by Each Reporting Person 170,467,097

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 46.9% (1)

14	Type of Reporting Person CO

(1)                                 Percentage calculated based on 363,123,372 ordinary shares issued and outstanding as of March 7, 2013 (which excludes 3,430,135 ordinary shares held by Coca-Cola Hellenic Bottling Company, S.A., in treasury).

CUSIP No. 1912EP104

1	Name of Reporting Person Truad Verwaltungs AG, as Trustee

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Switzerland

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0

	8	Shared Voting Power 170,467,097

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 170,467,097

11	Aggregate Amount Beneficially Owned by Each Reporting Person 170,467,097

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 46.9% (1)

14	Type of Reporting Person CO

(1)                                 Percentage calculated based on 363,123,372 ordinary shares issued and outstanding as of March 7, 2013 (which excludes 3,430,135 ordinary shares held by Coca-Cola Hellenic Bottling Company, S.A., in treasury).

CUSIP No. 1912EP104

1	Name of Reporting Person George A. David

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United Kingdom and Cyprus

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0

	8	Shared Voting Power 170,467,097

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 170,467,097

11	Aggregate Amount Beneficially Owned by Each Reporting Person 170,467,097

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 46.9% (1)

14	Type of Reporting Person IN

(1)                                 Percentage calculated based on 363,123,372 ordinary shares issued and outstanding as of March 7, 2013 (which excludes 3,430,135 ordinary shares held by Coca-Cola Hellenic Bottling Company, S.A., in treasury).

CUSIP No. 1912EP104

1	Name of Reporting Person Anastasios P. Leventis

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0

	8	Shared Voting Power 170,467,097

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 170,467,097

11	Aggregate Amount Beneficially Owned by Each Reporting Person 170,467,097

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 46.9% (1)

14	Type of Reporting Person IN

(1)                                 Percentage calculated based on 363,123,372 ordinary shares issued and outstanding as of March 7, 2013 (which excludes 3,430,135 ordinary shares held by Coca-Cola Hellenic Bottling Company, S.A., in treasury).

CUSIP No. 1912EP104

1	Name of Reporting Person Haralambos K. Leventis

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0

	8	Shared Voting Power 170,467,097

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 170,467,097

11	Aggregate Amount Beneficially Owned by Each Reporting Person 170,467,097

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 46.9% (1)

14	Type of Reporting Person IN

(1)                                 Percentage calculated based on 363,123,372 ordinary shares issued and outstanding as of 7, 2013 (which excludes 3,430,135 ordinary shares held by Coca-Cola Hellenic Bottling Company, S.A., in treasury).

CUSIP No. 1912EP104

1	Name of Reporting Person Anastassis David

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United Kingdom and Cyprus

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0

	8	Shared Voting Power 170,467,097

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 170,467,097

11	Aggregate Amount Beneficially Owned by Each Reporting Person 170,467,097

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 46.9% (1)

14	Type of Reporting Person IN

(1)                                 Percentage calculated based on 363,123,372 ordinary shares issued and outstanding as of March 7, 2013 (which excludes 3,430,135 ordinary shares held by Coca-Cola Hellenic Bottling Company, S.A., in treasury).

CUSIP No. 1912EP104

Item 1.                            Security and Issuer.

This Amendment No. 2 to Schedule 13D (this “Amendment”) amends and restates the statement on Schedule 13D originally filed by Coca-Cola HBC AG, Kar-Tess Holding, Boval S.A., Usoni S.A., O&R Holdings Ltd. and Mr. George A. David, Mr. Haralambos K. Leventis, Mr. Anastasios P. Leventis and Mr. Anastassis David (the “Original Reporting Persons”) with the U.S. Securities and Exchange Commission (the “SEC”) on October 22, 2012 (the “Original Schedule 13D”), as amended and restated by Amendment No. 1 to Schedule 13D filed by the Original Reporting Persons with the SEC on February 25, 2013 (“Amendment No. 1”), and relates to the ordinary shares of nominal value €1.01 per ordinary share of Coca-Cola Hellenic Bottling Company, S.A., a Greek corporation (“Coca-Cola Hellenic”), and American depositary shares (“ADSs”), each representing one ordinary share of Coca-Cola Hellenic.  The Original Schedule 13D, as amended and restated by Amendment No. 1, is referred to herein as the “Current Schedule 13D”.  This Amendment amends and restates the Current Schedule 13D in its entirety (the “Schedule 13D”).

Kar-Tess Holding, Mr. George A. David, Mr. Haralambos K. Leventis, Mr. Anastasios P. Leventis and Mr. Anastassis David previously filed a statement on Schedule 13G to report their ownership of certain of the securities reported herein.

The principal executive offices of Coca-Cola Hellenic are located at 9, Fragoklissias Street, 151 25 Maroussi Athens, Greece.

Item 2.                            Identity and Background.

This Schedule 13D is being jointly filed by Kar-Tess Holding, Boval S.A., Usoni S.A. (“Usoni”), O&R Holdings Ltd. (“O&R Holdings”), Boval Limited, Lavonos Ltd., Torval Investment Corp., Truad Verwaltungs AG, in its capacity as trustee of a private discretionary trust established for the primary benefit of present and future members of the family of the late Anastasios George Leventis, and Mr. George A. David, Mr. Haralambos K. Leventis, Mr. Anastasios P. Leventis and Mr. Anastassis David (collectively, the “Reporting Persons”).

Kar-Tess Holding

Kar-Tess Holding is the sole shareholder of Coca-Cola HBC AG (“CCHBC”).  Kar-Tess Holding is a Société à responsabilité Limitée organized under the laws of Luxembourg.  The principal business of Kar-Tess Holding is to operate as a holding company.  The principal business and office address of Kar-Tess Holding is 21, Boulevard de la Pétrusse, L-2320 Luxembourg.  The name, business address, present principal occupation or employment, and citizenship of each director of Kar-Tess Holding (including Reporting Persons that are directors of Kar-Tess Holding) are set forth on Schedule I attached hereto, and are incorporated herein by reference.  Kar-Tess Holding does not have any executive officers.

During the last five years, neither Kar-Tess Holding nor, to the knowledge of Kar-Tess Holding, any of the persons set forth on Schedule I attached hereto (1) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or

CUSIP No. 1912EP104

(2) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Boval S.A.

Boval S.A. is the majority shareholder of Kar-Tess Holding. Boval S.A. is a corporation organized under the laws of Luxembourg.  The principal business of Boval S.A. is to operate as a holding company.  The principal business and office address of Boval S.A. is 21, Boulevard de la Pétrusse, L-2320 Luxembourg.  The name, business address, present principal occupation or employment, and citizenship of each director of Boval S.A. (including Reporting Persons that are directors of Boval S.A.) are set forth on Schedule II attached hereto, and are incorporated herein by reference.  Boval S.A. does not have any executive officers.

During the last five years, neither Boval S.A. nor, to the knowledge of Boval S.A., any of the persons set forth on Schedule II attached hereto (1) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Usoni

Usoni is, along with O&R Holdings, a minority shareholder of Kar-Tess Holding.  Usoni is a corporation organized under the laws of Panama.  The principal business of Usoni is to operate as a holding company.  The principal business and office address of Usoni is Via General Nicanor A. de Obarrio, 50th Street, Bancomer Plaza, 4th Floor, Panama City, Panama.  The name, business address, present principal occupation or employment, and citizenship of each director of Usoni are set forth on Schedule III attached hereto, and are incorporated herein by reference.  Usoni does not have any executive officers.

During the last five years, neither Usoni nor, to the knowledge of Usoni, any of the persons set forth on Schedule III attached hereto (1) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

O&R Holdings

O&R Holdings is, along with Usoni, a minority shareholder of Kar-Tess Holding.  O&R Holdings is a corporation organized under the laws of the British Virgin Islands.  The principal business of O&R Holdings is to operate as a holding company.  The principal business and office address of O&R Holdings is 3076 Sir Francis Drake’s Highway, Road Town, Tortola, British Virgin Islands.  The name, business address, present principal occupation or employment, and citizenship of each director of O&R Holdings are set forth on Schedule IV attached hereto, and are incorporated herein by reference.  O&R Holdings does not have any executive officers.

During the last five years, neither O&R Holdings nor, to the knowledge of O&R Holdings, any of the persons set forth on Schedule IV attached hereto (1) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 1912EP104

Boval Limited

Boval Limited is the sole shareholder of Boval S.A.  Boval Limited is a limited liability company organized under the laws of the Republic of Cyprus.  The principal business of Boval Limited is to operate as a holding company.  The principal business and office address of Boval Limited is Christodoulou Chatzipavlou 221, Helios Court, 1 st Floor, 3036 Limassol, Cyprus.  The name, business address, present principal occupation or employment and domicile of the director of Boval Limited are set forth on Schedule V attached hereto, and are incorporated herein by reference.  Boval Limited does not have any executive officers.

During the last five years, neither Boval Limited nor, to the knowledge of Boval Limited, any of the persons set forth on Schedule V attached hereto (1) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Lavonos Ltd.

Lavonos Ltd. is the sole shareholder of Boval Limited, as nominee for Torval Investment Corp.  Lavonos Ltd. is a corporation organized under the laws of the British Virgin Islands.  The principal business of Lavonos Ltd. is to operate as a holding company.  The principal business and office address of Lavonos Ltd. is 3076 Sir Francis Drake’s Highway, Road Town, Tortola, British Virgin Islands.  The name, business address, present principal occupation or employment, and citizenship of each director of Lavonos Ltd. are set forth on Schedule VI attached hereto, and are incorporated herein by reference.  Lavonos Ltd. does not have any executive officers.

During the last five years, neither Lavonos Ltd. nor, to the knowledge of Lavonos Ltd., any of the persons set forth on Schedule VI attached hereto (1) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Torval Investment Corp.

Torval Investment Corp. is the sole shareholder of Lavonos Ltd.  Torval Investment Corp. is a corporation organized under the laws of The Bahamas.  The principal business of Torval Investment Corp. is to operate as a holding company.  The principal business and office address of Torval Investment Corp. is Ocean Centre, Montagu Foreshore, East Bay Street, Nassau, New Providence, The Bahamas.  The name, business address, present principal occupation or employment, and citizenship of each director of Torval Investment Corp. (including Reporting Persons that are directors of Torval Investment Corp.) are set forth on Schedule VII attached hereto, and are incorporated herein by reference.  Torval Investment Corp. does not have any executive officers.

During the last five years, neither Torval Investment Corp. nor, to the knowledge of Torval Investment Corp., any of the persons set forth on Schedule VII attached hereto (1) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Truad Verwaltungs AG

Truad Verwaltungs AG, in its capacity as trustee of a private discretionary trust established for the primary benefit of present and future members of the family of the late Anastasios George Leventis, is the sole shareholder of Torval Investment Corp.  Truad Verwaltungs AG is a corporation organized under the laws of Switzerland.  The principal business of Truad Verwaltungs AG is to control and administer on a discretionary basis an estate in trust.  The principal business and office address of Truad Verwaltungs AG is Bleicherweg 58, 8002 Zurich, Switzerland.  The name, business address, present principal occupation or employment, and citizenship of each director of Truad Verwaltungs AG are set forth on Schedule VIII attached hereto, and are incorporated herein by reference.  Truad Verwaltungs AG does not have any executive officers.

During the last five years, neither Truad Verwaltungs AG nor, to the knowledge of Truad Verwaltungs AG, any of the persons set forth on Schedule VIII attached hereto (1) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 1912EP104

Messrs. G. David, H. Leventis, A. Leventis and A. David

The name, residence or business address, present principal occupation or employment, name, principal business and address of any corporation or other organization in which such employment is conducted and the citizenship of each of Messrs. George A. David, Haralambos K. Leventis, Anastasios P. Leventis and Anastassis David are set forth on Schedule IX.

During the last five years, none of the above individuals (1) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.                            Source and Amount of Funds or Other Consideration.

Not applicable.  This Amendment reflects updates to the underlying transaction and conforms to disclosures now being made in parallel transaction documentation filed with the United Kingdom Listing Authority (the “UKLA”) and Hellenic Capital Markets Commission.

Item 4.                            Purpose of Transaction.

The Exchange Offer

On October 11, 2012, CCHBC announced the submission of a voluntary share exchange offer (the “Greek Exchange Offer”) to acquire all of the outstanding ordinary shares of Coca-Cola Hellenic which CCHBC or Kar-Tess Holding does not hold, consisting of 281,198,488 ordinary shares of Coca-Cola Hellenic representing approximately 76.7% of the total share capital and number of shares of Coca-Cola Hellenic (calculated including Coca-Cola Hellenic shares held by Coca-Cola Hellenic in treasury).  Kar-Tess Holding has stated that it will tender its 85,355,019 ordinary shares of Coca-Cola Hellenic into the Greek Exchange Offer on the same terms and conditions as other shareholders.  The Coca-Cola Company and the other Tendering Shareholders (as defined below under “The Tender Commitments”) have indicated that they support the Exchange Offer (as defined below) and intend to tender ordinary shares of Coca-Cola Hellenic into the Exchange Offer.  Coca-Cola Hellenic has also indicated that it intends to tender its 3,430,135 ordinary shares of Coca-Cola Hellenic held in treasury into the Greek Exchange Offer.  For purposes of this Schedule 13D, the date on which CCHBC initiated the Greek Exchange Offer process by informing the Hellenic Capital Markets Commission (the “HCMC”) and the board of directors of Coca-Cola Hellenic of the Greek Exchange Offer and submitted to them a draft of the Greek information circular (the “Information Circular”) is referred to as the “Date of the Exchange Offer”.  The ordinary shares of Coca-Cola Hellenic are listed and traded on the main market of the Athens Exchange (the “ATHEX”) under the symbol “EEEK”, with a standard listing on the London Stock Exchange (“LSE”) under the symbol “CCB”.

In addition, CCHBC simultaneously announced the submission of a separate voluntary share exchange offer, which will be addressed to holders of ordinary shares of Coca-Cola Hellenic who are located in the territory of the United States of America and to holders of ADSs, each representing one ordinary share of Coca-Cola Hellenic, wherever located (the “U.S. Exchange Offer” and, together with the Greek Exchange Offer, the “Exchange Offer”).  ADSs representing ordinary shares of Coca-Cola Hellenic are listed on the New York Stock Exchange (the “NYSE”) under the symbol “CCH” and are traded in the form of American depositary receipts.

Although the calculations of the percentages in line 13 of the cover pages and in other Items of this Schedule 13D exclude the 3,430,135 shares of Coca-Cola Hellenic held by Coca-Cola Hellenic in treasury (as required by the rules governing Schedule 13D), the calculations of percentages in this Item 4 include these shares for illustrative purposes.  This is done because the minimum

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acceptance condition to the Exchange Offer involves calculations that include the 3,430,135 ordinary shares of Coca-Cola Hellenic held in treasury, the voting rights of which are suspended for so long as they are held in treasury.  See Conditions to the Exchange Offer below.

In consideration for every ordinary share of Coca-Cola Hellenic lawfully and validly tendered in the Greek Exchange Offer, CCHBC will offer during the acceptance period one new share of CCHBC.  Holders of ordinary shares of Coca-Cola Hellenic who tender their ordinary shares of Coca-Cola Hellenic in the Greek Exchange Offer will have the option to receive, for each ordinary share of Coca-Cola Hellenic lawfully and validly tendered in that offer, one CREST depositary interest (a “CCHBC CDI”) or one share of CCHBC in book-entry form through the Greek dematerialized securities system (“DSS”).  CCHBC CDIs will settle through CREST, an electronic settlement system operated in the United Kingdom.

Under the U.S. Exchange Offer, holders of ordinary shares of Coca-Cola Hellenic in the United States will have the option to receive, for each ordinary share of Coca-Cola Hellenic lawfully and validly tendered in the U.S. Exchange Offer, either one share of CCHBC in book-entry form through DSS or one ADS representing one share of CCHBC, but will not be eligible to receive CCHBC CDIs.  In consideration for every ADS representing one ordinary share of Coca-Cola Hellenic lawfully and validly tendered in the U.S. Exchange Offer, CCHBC will offer one ADS representing one share of CCHBC.

The purpose of the Exchange Offer by CCHBC is to facilitate a premium listing of the Coca-Cola Hellenic group on the LSE and a listing on the NYSE under a new Swiss holding company, CCHBC. CCHBC has also applied for a secondary listing of its shares on the ATHEX, subject to receipt of necessary approvals.  The Exchange Offer is not expected to materially change the Coca-Cola Hellenic group’s current dividend policy. The Exchange Offer may, however, affect the Coca-Cola Hellenic group’s current capitalization, in the event that ordinary shares of Coca-Cola Hellenic are acquired for cash pursuant to the Greek statutory buy-out and/or sell-out procedures described below. CCHBC has entered into a committed facility agreement of up to €550,000,000 in order to finance such acquisitions for cash.  The committed facility agreement was amended and extended on February 20, 2013.

On October 11, 2012, Coca-Cola Hellenic announced that its board of directors unanimously determined that the Exchange Offer is in the best interests of Coca-Cola Hellenic and all of the holders of Coca-Cola Hellenic shares and Coca-Cola Hellenic ADSs, in their capacity as such, and recommended that holders of Coca-Cola Hellenic shares and Coca-Cola Hellenic ADSs tender their Coca-Cola Hellenic shares and/or Coca-Cola Hellenic ADSs pursuant to the Exchange Offer.

Conditions to the Exchange Offer

The commencement of the Exchange Offer is subject to the United Kingdom Financial Services Authority (the “FSA”), acting as the UKLA, having approved the prospectus relating to the ordinary shares of CCHBC, the approved prospectus having been passported into the Hellenic Republic and the Information Circular relating to the Greek Exchange Offer having been approved by the HCMC.

The completion of the Exchange Offer is also subject to the condition that at least 329,898,157 ordinary shares of Coca-Cola Hellenic (including ordinary shares of Coca-Cola Hellenic represented by ADSs), corresponding to at least 90% of the total issued ordinary shares of Coca-Cola Hellenic (calculated including ordinary shares held by Coca-Cola Hellenic in treasury), shall have been lawfully and validly tendered in the Exchange Offer and not withdrawn as at the end of the acceptance period of the Exchange Offer. These 329,898,157 ordinary shares of Coca-Cola Hellenic include the 85,355,019 ordinary shares of Coca-Cola Hellenic that Kar-Tess Holding holds and has stated it will tender into the Exchange Offer. In addition, The Coca-Cola Company and the other Tendering Shareholders (as defined below under “The Tender Commitments”) have indicated that they support the Exchange Offer and intend to tender Coca-Cola Hellenic shares into the Exchange Offer.  Coca-Cola Hellenic has also indicated that it intends to tender its 3,430,135 Coca-Cola Hellenic shares held in treasury into the Greek Exchange Offer. This condition shall be deemed not to have been fulfilled and the Exchange Offer will cease to be in effect if the registration statement filed with the SEC in connection with the U.S. Exchange Offer shall not have been declared effective by the SEC before the commencement of the acceptance period for the Exchange Offer.

The completion of the Exchange Offer is also subject to the following conditions:

•                  (a) the FSA, acting as the UKLA, and the LSE shall have acknowledged to CCHBC or its agent (and such acknowledgment shall not have been withdrawn) at or prior to the end of the acceptance period of the Exchange Offer

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that the application for admission of the ordinary shares of CCHBC to the premium listing segment of the Official List and to trading on the LSE’s main market for listed securities has been or will be approved, provided that such approval will become effective upon: (i) the submission by CCHBC or its agent (in practice, the financial institution acting as sponsor for the admission) to the FSA, acting as the UKLA, of a shareholder statement in customary form, evidencing satisfaction of the requirement under Listing Rule 6.1.19 of the UKLA that a minimum percentage of the ordinary shares of CCHBC (currently generally 25%; however, the UKLA may accept a lower percentage in certain limited circumstances) will be in “public hands” upon admission (the “Minimum Free Float Requirement”), and confirmation of the number and par value of the ordinary shares of CCHBC to be issued pursuant to the Exchange Offer; (ii) the issuance of shares of CCHBC to be issued pursuant to the Exchange Offer; and (iii) the issuance of a dealing notice by the FSA, acting as the UKLA; and (b) the Minimum Free Float Requirement shall have been met as of the end of the acceptance period of the Exchange Offer; and

•                  the NYSE shall have approved the listing of the ADSs representing shares of CCHBC, subject to notice of issuance.

The conditions set out above are for CCHBC’s sole benefit and may be waived in whole or in part only with the approval of the HCMC.  CCHBC does not have any obligation to waive any of these conditions not timely satisfied, and does not expect to waive the minimum acceptance condition or the condition relating to admission to the premium listing of the Official List and to trading on the LSE’s main market described above. If CCHBC does not waive, or the HCMC does not consent to the waiver of, an unsatisfied condition, the Exchange Offer will lapse and all tendered ordinary shares and ADSs representing ordinary shares of Coca-Cola Hellenic will be returned to holders.

A public announcement shall be made of a material change in, or waiver of, any of the foregoing conditions to the Exchange Offer, and the Exchange Offer may, in certain circumstances, be extended in connection with any such change or waiver.

CCHBC may also, as contemplated by the Greek tender offer rules, revoke the Exchange Offer following approval of the HCMC if there is an unforeseen change in circumstances that is beyond CCHBC’s control and that renders continuation of the Exchange Offer particularly onerous. The scope of this revocation right is not yet clearly delineated under the Greek tender offer rules. However, Coca-Cola HBC does not intend to assert this revocation right with respect to the Exchange Offer unless, prior to the expiration of the acceptance period, there is a material adverse change in circumstances that would be reasonably expected to deprive CCHBC, Coca-Cola Hellenic or the holders of Coca-Cola Hellenic Shares and Coca-Cola Hellenic ADSs from material expected benefits of the Exchange Offer.

The Tender Commitments

On October 10, 2012, in connection with the announcement of the Exchange Offer, CCHBC received commitments to tender into the Exchange Offer (the “Tender Commitments”) from The Coca-Cola Company and certain other long-term shareholders of Coca-Cola Hellenic (together, the “Tendering Shareholders”).  The Tender Commitments relate to an aggregate of 135,001,045 ordinary shares of Coca-Cola Hellenic (the “Subject Shares”), representing approximately 37.2% of the total voting rights in Coca-Cola Hellenic (calculated excluding Coca-Cola Hellenic shares held by Coca-Cola Hellenic in treasury).  Pursuant to the terms of the Tender Commitments, the Tendering Shareholders had undertaken to tender the Subject Shares in the Exchange Offer in exchange of ordinary shares or ADSs representing ordinary shares of CCHBC.

The Tendering Shareholders comprise Bonimo Corporation (627,875), Carlcan Holdings Limited (2,138,277), Christos Ioannou (400,000), Credit Suisse International (4,962,045), Crescent Holding GmbH (9,650,000), Ellie Ioannou (637,500), Harmonia Commercial S.A. (1,347,195), Kooky LLC (2,245,326), Leonidas Ioannou (1,000,000), Lucky 70 LLC (2,156,032), Maria Ioannou (300,000), New Argen Holdings Limited (15,234,642), Sammy LLC (84,040), Stelios Ioannou (850,000), Sylvia Christodoulo (2,362,887), The Coca-Cola Company (85,112,078), Utopia Business Company Ltd. (5,388,781) and Zoe 20 LLC (504,367).

A portion of the Tender Commitments lapsed in accordance with their terms on February 28, 2013 (in relation to 9,650,000 ordinary shares), and the remaining Tender Commitments will lapse on March 31, 2013 (in relation to 125,351,045 ordinary shares), which means that the Tender Commitments will be of no effect, and the Tendering Shareholders will no longer be bound thereby, prior to the expiration of the acceptance period of the Exchange Offer. CCHBC has received confirmations from The Coca-Cola Company and the other Tendering Shareholders that, notwithstanding the expected expiration of the Tender Commitments, they support the Exchange Offer and intend to tender ordinary shares of Coca-Cola Hellenic into the Exchange Offer. In light of these expressions of support, the Tender Commitments will not be extended beyond their scheduled expiration date.

A copy of the Tender Commitments delivered by The Coca-Cola Company, Crescent Holding GmbH and Credit Suisse International and the forms of the Tender Commitments executed by the other shareholders of Coca-Cola Hellenic mentioned above

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are attached as Exhibits 99.3 to 99.8 hereto.  The description above is entirely qualified by reference to such exhibits, which are incorporated in their entirety by reference herein.

Plans for Coca-Cola Hellenic and Coca-Cola HBC AG Following the Exchange Offer

If, at the end of the acceptance period, CCHBC has received tenders for, or otherwise holds, ordinary shares of Coca-Cola Hellenic representing at least 90% of the total issued ordinary shares of Coca-Cola Hellenic (calculated including ordinary shares held by Coca-Cola Hellenic in treasury), CCHBC will initiate a statutory buy-out procedure under Greek Law 3461/2006 to cause any remaining ordinary shares of Coca-Cola Hellenic (including ordinary shares of Coca-Cola Hellenic represented by ADSs) to be transferred to CCHBC.  Holders of ordinary shares of Coca-Cola Hellenic (including ordinary shares of Coca-Cola Hellenic represented by ADSs) that were not acquired in the Exchange Offer will also have the option to sell such shares to CCHBC pursuant to a statutory sell-out procedure under Greek Law 3461/2006 at any time during the three months after the publication of the results of the Exchange Offer. The consideration payable for each ordinary share of Coca-Cola Hellenic (including an ordinary share represented by a Coca-Cola Hellenic ADS) acquired in the Greek statutory buy-out and/or the Greek statutory sell-out is at the election of the holder, and is either (a) one ordinary share of CCHBC (which, for U.S. holders, can be in the form of a CCHBC ADS), or (b) €13.58 in cash. This alternative cash consideration of €13.58 per ordinary share of Coca-Cola Hellenic is mandatorily required under, and represents the minimum cash consideration permitted by, Greek law, and is calculated as the volume-weighted average market price of the ordinary shares of Coca-Cola Hellenic on the Athens Exchange over the six months ended October 9, 2012, the last trading day preceding the Date of the Exchange Offer. Holders of Coca-Cola Hellenic ADSs will have the opportunity to receive, for each Coca-Cola Hellenic ADS acquired in the Greek statutory buy-out and/or the Greek statutory sell-out, at their election, either (a) one CCHBC ADS or (b) €13.58 in cash paid in U.S. dollars net of any fees and expenses in accordance with the terms of the Coca-Cola Hellenic deposit agreement.

It is intended that CCHBC will be the new holding company of the Coca-Cola Hellenic group and its subsidiaries following completion of the Exchange Offer.  The Exchange Offer will not cause any change in the business, scope, strategy and focus of the Coca-Cola Hellenic group’s operations.  The Coca-Cola Hellenic group’s current management will continue to lead the Coca-Cola Hellenic group’s business and long-term strategy.  The Coca-Cola Hellenic group’s commitment to Greece will remain unaffected.  Coca-Cola Hellenic will maintain production and distribution of its products in Greece and will continue to operate after the transaction its Group Corporate Service Center in Athens, supporting operations in 28 countries.  There will be no impact on jobs, compensation or benefits for any employees of the Coca-Cola Hellenic group as a result of the transaction.

Upon settlement of the Exchange Offer, the board of directors of CCHBC will comprise 13 directors: 12 existing Coca-Cola Hellenic directors and one new independent non-executive director, Mrs. Susan Kilsby. Of the 12 existing Coca-Cola Hellenic directors, four directors, Mr. George A. David, Mr. Anastasios P. Leventis, Mr. Anastassis G. David and Mr. Haralambos K. Leventis, have been appointed by Kar-Tess Holding, and were originally nominated to the board of directors of Coca-Cola Hellenic by Kar-Tess Holding pursuant to the Amended and Restated Shareholders’ Agreement; two directors, Mr. Irial Finan and Mr. John Hunter, were originally nominated to the board of directors of Coca-Cola Hellenic by The Coca-Cola Company Entities pursuant to the Coca-Cola Hellenic Shareholders’ Agreement; and five directors, Mr. Kent Atkinson, Mr. Antonio D’Amato, Mr. Christos Ioannou, Sir Michael Llewellyn-Smith and Mr. Nigel Macdonald, are independent non-executive directors. The remaining director, Mr. Dimitris Lois, is the current managing director of Coca-Cola Hellenic and will become the managing director (CEO) of CCHBC upon settlement of the Exchange Offer. The chairman of the board of directors of CCHBC will be Mr. George David, the current chairman of Coca-Cola Hellenic, who was originally nominated by Kar-Tess Holding pursuant to the Amended and Restated Shareholders’ Agreement. Consequently, immediately following the completion of the Exchange Offer, the composition of CCHBC’s board of directors will be consistent with the current composition of Coca-Cola Hellenic’s board of directors, with one additional independent non-executive director. As a result, upon settlement of the Exchange Offer at least half of the board of directors, excluding the chairman, will be independent directors, consistent with the U.K. Corporate Governance Code.

CCHBC further expects that if the Exchange Offer is completed, the members of the operating committee of Coca-Cola Hellenic will constitute the operating committee of CCHBC.

On February 21, 2013, Kar-Tess Holding, the Coca-Cola Company Entities (as defined in Item 5 below) and Coca-Cola Hellenic agreed by letter that effective upon receipt by each of Kar-Tess Holding and the Coca-Cola Company Entities, or their assigns, of CCHBC shares in settlement of the Exchange Offer the Relationship Agreement (the “Relationship Agreement”), dated August 29, 2000, among the Coca-Cola Company Entities, Kar-Tess Holding and Coca-Cola Hellenic, and the Amended and Restated Shareholders’ Agreement (the “Amended and Restated Shareholders’ Agreement”), dated December 19, 2008, between Kar-Tess Holding and the Coca-Cola Company Entities, as attached hereto as Exhibit 99.2 and incorporated by reference herein, shall each terminate without any further action.  The Coca-Cola Company, the Coca-Cola Company Entities and Kar-Tess Holding also confirmed to CCHBC that they do not consider that they are acting in concert and that no agreement or understanding (formal or informal) exists between The Coca-Cola Company or any of the Coca-Cola Company Entities, on the one hand, and Kar-Tess Holding, on the other hand, in relation to the future governance or control of CCHBC.  In that regard, CCHBC has been informed in particular that the arrangements set out in the Relationship Agreement and the Amended and Restated Shareholders’ Agreement referred to above will not be renewed in relation to CCHBC.  A copy of the February 21, 2013

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letter agreement referred to above is attached as Exhibit 99.9 hereto.  The description above is entirely qualified by reference to such exhibit, which is incorporated in its entirety by reference herein.

The Coca-Cola Company has agreed to extend the term of the bottlers’ agreements between Coca-Cola Hellenic and its subsidiaries and The Coca-Cola Company for a further 10 years until 2023.

After completion of the Exchange Offer, Kar-Tess Holding intends to transfer the ordinary shares of CCHBC representing CCHBC’s initial share capital of CHF 100,000 to CCHBC in return for a payment equal to the par value of such shares plus the amount of the additional equity contributions it has or will have made prior to completion of the Exchange Offer (currently in the amount of €1.5 million) in order to eliminate any corresponding dilution of the tendering Coca-Cola Hellenic shareholders. This payment will be made in accordance with Swiss law after shareholder approval of the audited unconsolidated interim financial statements of CCHBC following settlement of the Exchange Offer.

Following CCHBC’s announcement of the Exchange Offer, the Coca-Cola Hellenic Employee Share Purchase Plan and the Coca-Cola Bottlers (Ulster) Limited Share Incentive Plan have been suspended pending completion of the Exchange Offer.  As a result of such suspension, no further employee contributions may be made into the Plans and no further ordinary shares of Coca-Cola Hellenic will be purchased pursuant to such plans.  CCHBC intends, subject to applicable legal constraints and to the extent practicable, to put in place new plans with terms substantially similar to those of the existing plans.  If the Exchange Offer is consummated, CCHBC expects to adopt a share option plan to replace the existing stock option plan of Coca-Cola Hellenic on substantially equivalent terms for eligible members of management. All outstanding Coca-Cola Hellenic options will be cancelled effective as of the completion of the Exchange Offer, and new CCHBC options will be issued at the next grant date.  CCHBC options are expected to have similar terms and conditions to the cancelled Coca-Cola Hellenic options, including, among other things, with respect to the applicable exercise price, vesting and exercise periods and the number of underlying shares, subject to any necessary changes required under Swiss law.

Additional Information

The ordinary shares of Coca-Cola Hellenic are currently registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  Upon completion of the Exchange Offer, the ordinary shares of Coca-Cola Hellenic may be eligible for termination of registration under the Exchange Act.  Upon completion of the Exchange Offer, CCHBC intends to cause Coca-Cola Hellenic to terminate its deposit agreement in respect of the ADS representing ordinary shares of Coca-Cola Hellenic, to request that such ADSs be removed from listing on the NYSE and, when possible, to deregister such ADSs under Exchange Act.  In addition, Coca-Cola Hellenic has given notice to the FSA and the LSE of its intention to terminate its current standard listing. The termination of Coca-Cola Hellenic’s standard listing will take effect on admission of the shares of CCHBC to the LSE.

CCHBC may continue to acquire ordinary shares of Coca-Cola Hellenic as a result of the Exchange Offer, any statutory buy-out and/or statutory sell-out following the Exchange Offer, or (if and to the extent permitted by applicable law) otherwise.

Other than as described in this Item 4, none of the Reporting Persons currently has any plans or proposals which relate to, or may result in, any of the matters listed in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

The Exchange Offer described in this Schedule 13D and the Exhibits hereto has not yet commenced.  Separate documentation for the U.S. Exchange Offer will be made available to holders of ordinary shares of Coca-Cola Hellenic located in the United States and holders of ADSs representing ordinary shares of Coca-Cola Hellenic, wherever located.  No offering of securities shall be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

CCHBC and Coca-Cola Hellenic may be required to file materials relevant to the U.S. Exchange Offer with the SEC.  Such documents, however, may not all be currently available.  INVESTORS ARE URGED TO READ ANY DOCUMENTS REGARDING THE POTENTIAL TRANSACTION FILED OR TO BE FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  Investors will be able to obtain a free copy of such filings without charge, at the SEC’s website (http://www.sec.gov) once such documents are filed with the SEC.  Copies of such documents may also be obtained from CCHBC and Coca-Cola Hellenic, without charge, once they are filed with the SEC.  No offering of securities shall be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

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This Statement does not contain, constitute or form part of any offer or invitation to sell or subscribe or any solicitation of any offer to purchase or subscribe for any securities in any jurisdiction, and neither this Statement (nor any part of it) nor the fact of its distribution form the basis of, or may be relied upon in connection with, or act as any inducement to enter into, any contract or commitment whatsoever.

Item 5.                            Interest in Securities of the Issuer

The information set forth and/or incorporated by reference in Items 2, 3 and 4 is hereby incorporated by reference in this Item 5.

a)            Kar-Tess Holding directly owns an aggregate of 85,355,019 ordinary shares of Coca-Cola Hellenic, representing approximately 23.5% of the outstanding ordinary shares of Coca-Cola Hellenic (calculated excluding ordinary shares of Coca-Cola Hellenic held in treasury by Coca-Cola Hellenic), and the Reporting Persons, along with The Coca-Cola Export Corporation, Barlan, Inc., Atlantic Industries, Coca-Cola Overseas Parent Ltd, Refreshment Product Services, Inc. and CCHBC Grouping, Inc. (the “Coca-Cola Company Entities”) may be deemed as a group to have beneficial ownership of ordinary shares of Coca-Cola Hellenic as a result of Kar-Tess Holding and the Coca-Cola Company Entities being signatories to the Amended and Restated Shareholders’ Agreement.  As of the date hereof, the Coca-Cola Company Entities directly own an aggregate of 85,112,078 ordinary shares of Coca-Cola Hellenic, comprising 28,774,369 ordinary shares held by Atlantic Industries, 10,833,612 ordinary shares held by Refreshment Products Services Incorporated, 497,566 ordinary shares held by Barlan, Inc., 3,561 shares held by The Coca-Cola Export Corporation, and 45,002,970 ordinary shares held by Coca-Cola Overseas Parent.  The Coca-Cola Company Entities collectively own 23.4% of the ordinary shares of Coca-Cola Hellenic (calculated excluding ordinary shares of Coca-Cola Hellenic held in treasury by Coca-Cola Hellenic).  Each Reporting Person and the other persons listed in Schedules I to VIII disclaims beneficial ownership of such shares, and this Statement shall not be construed as an admission that any Reporting Person is the beneficial owner for any purpose of such shares.  Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person or any of the other persons listed in Schedules I to VIII that it is the beneficial owner of the ordinary shares held by the Coca-Cola Company Entities for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed by any such member.

As of the date hereof, Mr. Patrick K. Oesch, a director of Boval S.A., O&R Holdings and Torval Investment Corp., beneficially owns an aggregate of 5,000 ordinary shares of Coca-Cola Hellenic.

As of the date hereof, Mrs. Danielle Schroeder, a director of Boval S.A. and Kar-Tess Holding, beneficially owns an aggregate of 8,250 ordinary shares of Coca-Cola Hellenic.

Except as set forth in this Schedule 13D, (1) neither Kar-Tess Holding nor, to the best of Kar-Tess Holding’s knowledge as of the date hereof, any of the directors named in Schedule I hereto owns any ordinary shares or ADSs representing ordinary shares of Coca-Cola Hellenic, (2) neither Boval S.A. nor, to the best of Boval S.A.’s knowledge as of the date hereof, any of the directors named in Schedule II hereto owns any ordinary shares or ADSs representing ordinary shares of Coca-Cola Hellenic, (3) neither Usoni nor, to the best of Usoni’s knowledge as of the date hereof, any of the directors named in Schedule III hereto owns any ordinary shares or ADSs representing ordinary shares of Coca-Cola Hellenic, (4) neither O&R Holdings nor, to the best of O&R Holdings’ knowledge as of the date hereof, any of the directors named in

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Schedule IV hereto owns any ordinary shares or ADSs representing ordinary shares of Coca-Cola Hellenic, (5) neither Boval Limited nor, to the best of Boval Limited’s knowledge as of the date hereof, any of the directors named in Schedule V hereto owns any ordinary shares or ADSs representing ordinary shares of Coca-Cola Hellenic, (6) neither Lavonos Ltd. nor, to the best of Lavonos Ltd.’s knowledge as of the date hereof, any of the directors named in Schedule VI hereto owns any ordinary shares or ADSs representing ordinary shares of Coca-Cola Hellenic, (7) neither Torval Investment Corp. nor, to the best of Torval Investment Corp.’s knowledge as of the date hereof, any of the directors named in Schedule VII hereto owns any ordinary shares or ADSs representing ordinary shares of Coca-Cola Hellenic, (8) neither Truad Verwaltungs AG nor, to the best of Truad Verwaltungs AG’s knowledge as of the date hereof, any of the directors named in Schedule VIII hereto owns any ordinary shares or ADSs representing ordinary shares of Coca-Cola Hellenic and (9) none of Messrs. George A. David, Haralambos K. Leventis, Anastasios P. Leventis and Anastassis David owns any ordinary shares or ADSs representing ordinary shares of Coca-Cola Hellenic.

b)             As a result of the Amended and Restated Shareholders’ Agreement, each Reporting Person and each of the Coca-Cola Company Entities may be deemed to hold shared voting power and shared dispositive power over 170,467,097 ordinary shares of Coca-Cola Hellenic (comprising 85,112,078 ordinary shares directly owned by the Coca-Cola Company Entities and 85,355,019 ordinary shares directly owned by Kar-Tess Holding).

The Amended and Restated Shareholders’ Agreement includes, among other things, the following restrictions on Kar-Tess Holding and the Coca-Cola Company Entities:

Restrictions on Transfer

The Amended and Restated Shareholders’ Agreement prohibits any sale of Coca-Cola Hellenic shares owned by Kar-Tess Holding or the Coca-Cola Company Entities if, as a result of such sale, (i) the combined shareholdings of Kar-Tess Holding and the Coca-Cola Company Entities would not exceed 44% (40% after December 31, 2013), (ii) the shareholding of the Coca-Cola Company Entities would not exceed 22% (20% after December 31, 2013) or (iii) the shareholding of Kar-Tess Holding would not exceed 22% (20% after December 31, 2013), of the outstanding shares of Coca-Cola Hellenic.  However, Kar-Tess Holding and the Coca-Cola Company Entities have also agreed to negotiate in good faith an agreement that allows transfer of ordinary shares of Coca-Cola Hellenic below the 44% (40% after December 31, 2013) minimum threshold provided that they continue to jointly control Coca-Cola Hellenic in the event a party seeks to reduce the combined shareholding below such level.

Kar-Tess Holding will give the Coca-Cola Company Entities ten days prior notice of any proposed acquisition of ordinary shares of Coca-Cola Hellenic by Kar-Tess Holding or its affiliates, and the Coca-Cola Company Entities will give Kar-Tess Holding ten days prior notice of any proposed acquisition of ordinary shares of Coca-Cola Hellenic by the Coca-Cola Company Entities or their affiliates.

Composition of Coca-Cola Hellenic Board of Directors

Kar-Tess Holding and the Coca-Cola Company Entities agreed in the Amended and Restated Shareholders’ Agreement that the composition of the board of directors of Coca-Cola Hellenic would be twelve directors, comprising:

•                  two directors designated by the Coca-Cola Company Entities;

•                  four directors, including the chairman of the board of directors, designated by Kar-Tess Holding; and

•                  the remaining directors jointly designated by Kar-Tess Holding and the Coca-Cola Company Entities.

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Kar-Tess Holding and the Coca-Cola Company Entities have also agreed to cast the votes attaching to their ordinary shares of Coca-Cola Hellenic so that each other’s nominees are elected to the Coca-Cola Hellenic board of directors and, in the event that there are more or less than twelve directors on the Coca-Cola Hellenic board, so that Kar-Tess Holding and the Coca-Cola Company Entities maintain their respective proportional representation on the Coca-Cola Hellenic board of directors.  In the event of a tied vote of the board of directors of Coca-Cola Hellenic, the Chairman of the board of directors of Coca-Cola Hellenic shall have the deciding vote.

Decisions of the Coca-Cola Hellenic Board of Directors

Kar-Tess Holding and the Coca-Cola Company Entities have agreed to seek to convene an extraordinary general meeting of the Coca-Cola Hellenic shareholders to replace the Coca-Cola Hellenic board of directors in the event a resolution is passed by the Coca-Cola Hellenic board of directors in circumstances where a representative director of either Kar-Tess Holding or the Coca-Cola Company Entities has voted against such resolution to:

•                 engage in any business other than the bottling of beverages and any business incidental to this business;

•                 incur any indebtedness, including in the form of guarantees, or approve capital expenditures in excess of €30 million;

•                 enter into any arrangements providing for payments or other consideration in excess of €30 million;

•                 sell, lease, exchange, transfer or otherwise dispose of all or substantially all of the Coca-Cola Hellenic assets or sell the majority of the value of the Coca-Cola Hellenic assets, if not in the ordinary course of business, unless such sale is in connection with a sale-leaseback transfer;

•                 appoint or dismiss the managing director of Coca-Cola Hellenic; or

•                 approve the Coca-Cola Hellenic annual budget and annual business plan.

Shareholder Approvals

Kar-Tess Holding and the Coca-Cola Company Entities have agreed to consult before every vote and to vote against any proposal where either of them has indicated its intention to reject such proposal, on any of the following matters:

•                 a modification of the Coca-Cola Hellenic articles of association;

•                 any increase or decrease of the Coca-Cola Hellenic share capital;

•                 the merger or consolidation of Coca-Cola Hellenic with or into another company;

•                 the liquidation or dissolution of Coca-Cola Hellenic; or

•                 the general assignment for the benefit of creditors of, or the appointment of a custodian, receiver or trustee for all or any part of the Coca-Cola Hellenic assets.

Termination

The Amended and Restated Shareholders’ Agreement will remain in force unless there is a breach of the Amended and Restated Shareholders’ Agreement and the non-breaching party elects to terminate the agreement, Kar-Tess Holding and the Coca-Cola Company Entities agree in writing to terminate the agreement or Coca-Cola Hellenic ceases to exist.  The Amended and Restated Shareholders’ Agreement has a five year term and will expire on December 31, 2013, with an automatic renewal for a further five year term expiring on December 31, 2018.  After December 31, 2018, the Amended and Restated Shareholders’ Agreement may be terminated by either Kar-Tess Holding or the Coca-Cola Company Entities on three months’ written notice.

In connection with CCHBC’s proposed admission to the premium listing segment of the LSE, The Coca-Cola Company, the Coca-Cola Company Entities and Kar-Tess Holding have decided to terminate and not to renew in relation to CCHBC the arrangements contained in the Amended and Restated Shareholders’ Agreement.  See Item 4 above for further information on the termination of the Amended and Restated Shareholders’ Agreement.

CUSIP No.   1912EP104

To the Kar-Tess Group’s knowledge, The Coca-Cola Company is a corporation organized under the laws of Delaware with principal business and office address at One Coca-Cola Plaza, Atlanta, Georgia, United States and its principal business is owning or licensing and marketing nonalcoholic beverage brands through a network of owned or controlled bottling and distribution operations as well as independently owned bottling partners, distributors, wholesalers and retailers.  During the last five years, to the knowledge of the Kar-Tess Group, The Coca-Cola Company (1) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

As of the date hereof, Mr. Patrick K. Oesch has sole voting power and sole dispositive power over 5,000 ordinary shares of Coca-Cola Hellenic.

As of the date hereof, Mrs. Danielle Schroeder has sole voting power and sole dispositive power over 8,250 ordinary shares of Coca-Cola Hellenic.

c)             Except for the transactions described herein, (1) neither Kar-Tess Holding nor, to the best of Kar-Tess Holding’s knowledge as of the date hereof, any of the directors named in Schedule I hereto has effected any transaction in ordinary shares or ADSs representing ordinary shares of Coca-Cola Hellenic during the past 60 days, (2) neither Boval S.A. nor, to the best of Boval S.A.’s knowledge as of the date hereof, any of the directors named in Schedule II hereto has effected any transaction in ordinary shares or ADSs representing ordinary shares of Coca-Cola Hellenic during the past 60 days, (3) neither Usoni nor, to the best of Usoni’s knowledge as of the date hereof, any of the directors named in Schedule III hereto has effected any transaction in ordinary shares or ADSs representing ordinary shares of Coca-Cola Hellenic during the past 60 days, (4) neither O&R Holdings nor, to the best of O&R Holdings’ knowledge as of the date hereof, any of the directors named in Schedule IV hereto has effected any transaction in ordinary shares or ADSs representing ordinary shares of Coca-Cola Hellenic during the past 60 days, (5) neither Boval Limited nor, to the best of Boval Limited’s knowledge as of the date hereof, any of the directors named in Schedule V hereto has effected any transaction in ordinary shares or ADSs representing ordinary shares of Coca-Cola Hellenic during the past 60 days, (6) neither Lavonos Ltd. nor, to the best of Lavonos Ltd.’s knowledge as of the date hereof, any of the directors named in Schedule VI hereto has effected any transaction in ordinary shares or ADSs representing ordinary shares of Coca-Cola Hellenic during the past 60 days, (7) neither Torval Investment Corp. nor, to the best of Torval Investment Corp.’s knowledge as of the date hereof, any of the directors named in Schedule VII hereto has effected any transaction in ordinary shares or ADSs representing ordinary shares of Coca-Cola Hellenic during the past 60 days, (8) neither Truad Verwaltungs AG nor, to the best of Truad Verwaltungs AG’s knowledge as of the date hereof, any of the directors named in Schedule VIII hereto has effected any transaction in ordinary shares or ADSs representing ordinary shares of Coca-Cola Hellenic during the past 60 days and (9) none of Messrs. George A. David, Haralambos K. Leventis, Anastasios P. Leventis and Anastassis David has effected any transaction in ordinary shares or ADSs representing ordinary shares of Coca-Cola Hellenic during the past 60 days.

d)            (1) Neither Kar-Tess Holding nor, to the best of Kar-Tess Holding’s knowledge as of the date hereof, any of the directors named in Schedule I hereto has or knows any other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any ordinary shares or ADSs representing ordinary shares of Coca-Cola Hellenic beneficially owned by Kar-Tess Holding, (2) neither Boval S.A. nor, to the best of Boval S.A.’s knowledge as of the date hereof, any of the directors named in Schedule II hereto has or knows any other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any ordinary shares or ADSs representing ordinary shares of Coca-Cola Hellenic beneficially owned by Boval S.A., (3) neither Usoni nor, to the best of Usoni’s knowledge as of the date hereof, any of the directors named in Schedule III hereto has or knows any other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any ordinary shares or ADSs representing ordinary shares of Coca-Cola Hellenic beneficially owned by Usoni, (4) neither O&R Holdings nor, to the best of O&R Holdings’ knowledge as of the date hereof, any of the directors named in Schedule

CUSIP No.   1912EP104

IV hereto has or knows any other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any ordinary shares or ADSs representing ordinary shares of Coca-Cola Hellenic beneficially owned by O&R Holdings, (5) neither Boval Limited nor, to the best of Boval Limited’s knowledge as of the date hereof, any of the directors named in Schedule V hereto has or knows any other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any ordinary shares or ADSs representing ordinary shares of Coca-Cola Hellenic beneficially owned by Boval Limited, (6) neither Lavonos Ltd. nor, to the best of Lavonos Ltd.’s knowledge as of the date hereof, any of the directors named in Schedule VI hereto has or knows any other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any ordinary shares or ADSs representing ordinary shares of Coca-Cola Hellenic beneficially owned by Lavonos Ltd., (7) neither Torval Investment Corp. nor, to the best of Torval Investment Corp.’s knowledge as of the date hereof, any of the directors named in Schedule VII hereto has or knows any other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any ordinary shares or ADSs representing ordinary shares of Coca-Cola Hellenic beneficially owned by Torval Investment Corp., (8) neither Truad Verwaltungs AG nor, to the best of Truad Verwaltungs AG’s knowledge as of the date hereof, any of the directors named in Schedule VIII hereto has or knows any other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any ordinary shares or ADSs representing ordinary shares of Coca-Cola Hellenic beneficially owned by Truad Verwaltungs AG, in its capacity as trustee of a private discretionary trust established for the primary benefit of past and future members of the family of the late Anastasios George Leventis, and (9) none of Messrs. George A. David, Haralambos K. Leventis, Anastasios P. Leventis and Anastassis David has or knows any other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any ordinary shares or ADSs representing ordinary shares of Coca-Cola Hellenic beneficially owned by him.

Item 6.                            Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth and/or incorporated by reference in Items 3 through 5 above is hereby incorporated by reference into this Item 6.

Other than as described in this Statement, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 above or between such persons and any other person with respect to any securities of Coca-Cola Hellenic, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

Item 7.                            Material to Be Filed as Exhibits.

Exhibit Number	Description of Exhibit
99.1.

Joint Filing Agreement, dated as of March 7, 2013, by and between Kar-Tess Holding, Boval S.A., Usoni S.A., O&R Holdings Ltd., Boval Limited, Lavonos Ltd., Torval Investment Corp., Truad Verwaltungs AG, as Trustee, George A. David, Anastasios P. Leventis, Haralambos K. Leventis and Anastassis David.

99.2

Amended and Restated Shareholders’ Agreement, dated December 19, 2008 by and among The Coca-Cola Export Corporation, Barlan, Inc., Atlantic Industries, Coca-Cola Overseas Parent Ltd., Refreshment Product Services Inc., CCHBC Grouping, Inc. and Kar-Tess Holding.*

99.3	Tender Commitment, dated as of October 10, 2012, by and among The Coca-Cola Company, Coca-Cola HBC AG and Kar-Tess Holding.*

99.4	Tender Commitment, dated as of October 10, 2012, by Crescent Holding GmbH.*

99.5	Tender Commitment, dated as of October 10, 2012, by Credit Suisse International.*

99.6	Tender Commitment Form No. 1.*

99.7	Tender Commitment Form No. 2.*

CUSIP No.  1912EP104

99.8	Tender Commitment Form No. 3.*

99.9

Letter Agreement Regarding Termination of Shareholders’ Agreement and Relationship Agreement, dated as of February 21, 2013, by and among The Coca-Cola Company, The Coca-Cola Export Corporation, Barlan Inc., Atlantic Industries, Coca-Cola Overseas Parent Ltd., Refreshments Product Services Inc., CCHBC Grouping, Inc., Coca-Cola Hellenic Bottling Company S.A., Coca-Cola HBC AG and Kar-Tess Holding.**

99.10	Power of Attorney.**

99.11	Power of Attorney.

*                                         Previously filed as an exhibit to the Schedule 13D (Commission file number 005-78794) filed with the SEC on October 22, 2012, and incorporated by reference.

**                                  Previously filed as an exhibit to the Amendment No. 1 to Schedule 13D (Commission file number 005-78794) filed with the SEC on February 25, 2013, and incorporated by reference.

CUSIP No. 1912EP104

SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 7, 2013	KAR-TESS HOLDING

	By:	*
	Name:	Danielle Schroeder
	Title:	Director

	By:	/s/ Robert Ryan Rudolph
	Name:	Robert Ryan Rudolph
	Title:	Director

Dated: March 7, 2013	BOVAL S.A.

	By:	*
	Name:	Danielle Schroeder
	Title:	Director

	By:	*
	Name:	Michael Staub
	Title:	Director

Dated: March 7, 2013	USONI S.A.

	By:	*
	Name:	Michael Staub
	Title:	Director

Dated: March 7, 2013	O&R HOLDINGS LTD.

	By:	/s/ Robert Ryan Rudolph
	Name:	Robert Ryan Rudolph
	Title:	Director

Dated: March 7, 2013	BOVAL LIMITED

By: CHELCO MANAGEMENT SERVICES LIMITED, as Director

		By:	*
		Name:	Popi Savva
		Title:	Director

Dated: March 7, 2013	LAVONOS LTD.

	By:	*
	Name:	Michael Staub
	Title:	Director

Dated: March 7, 2013	TORVAL INVESTMENT CORP.

	By:	*
	Name:	Patrick K. Oesch
	Title:	Director

	By:	*
	Name:	Michael Staub
	Title:	Director

CUSIP No. 1912EP104

Dated: March 7, 2013	TRUAD VERWALTUNGS AG, as Trustee

	By:	*
	Name:	Stefan Breitenstein
	Title:	Director

Dated: March 7, 2013		*
	Name:	George A. David

Dated: March 7, 2013		*
	Name:	Anastasios P. Leventis

Dated: March 7, 2013		*
	Name:	Haralambos K. Leventis

Dated: March 7, 2013		*
	Name:	Anastassis David

Dated: March 7, 2013	By:	/s/ Robert Ryan Rudolph
Robert Ryan Rudolph
Attorney-in-Fact

CUSIP No.   1912EP104

SCHEDULE I

DIRECTORS OF KAR-TESS HOLDING

The name, current principal occupation or employment and material occupations, positions, offices or employment of each director of Kar-Tess Holding are set forth below. Unless otherwise indicated, the business address and phone numbers of each director is c/o Kar-Tess Holding, 21, Boulevard de la Pétrusse, Boite Postale 436, L-2014 Luxembourg and +352 48 81 81 310, respectively.

Name	Title	Citizenship	Present Principal Occupation or Employment
Anastassis George David	Director	United Kingdom and Cyprus	Principal Occupation or Employment: Manager and Director Name of Organization: Nephelle Navigation Inc. Principal Business: Ship management Address: 1 Vas. Konstantinou Street, Athens, Greece
George David	Director (Chairman of the Board)	United Kingdom and Cyprus

Principal Occupation or Employment: Director (Chairman of the Board)
Name of Organization: Coca-Cola Hellenic Bottling S.A.
Principal Business: Production and distribution of non-alcoholic beverages under franchise from The Coca-Cola Company
Address: 9, Fragoklissias Street, 151 25 Maroussi Athens, Greece

Anastasios P. Leventis	Director	United Kingdom

Principal Occupation or Employment: Director
Name of Organization: Leventis Overseas Ltd.
Principal Business: Trading, industrial support/material supply to associate industries in West Africa
Address: West Africa House, Hanger Lane, Ealing, London W5 3QR, United Kingdom

Robert Ryan Rudolph	Director	Switzerland	Principal Occupation or Employment: Attorney-at-law Name of Organization: Oesch & Rudolph, Attorneys-at-Law Principal Business: Law firm Address: Am Schanzengraben 29, CH-8002 Zürich, Switzerland
Danielle Schroeder	Director	Luxembourg

Principal Occupation or Employment: Manager and Director
Name of Organization: Sofinex S.A.
Principal Business: Chartered accountants, company management
Address: 21, Boulevard de la Pétrusse, L-2320 Luxembourg

Stefan Breitenstein	Director	Switzerland	Principal Occupation or Employment: Attorney-at-law Name of Organization: Lenz & Staehelin, Attorneys-at-Law Principal Business: Law firm Address: Bleicherweg 58, CH-8002 Zürich, Switzerland

CUSIP No.   1912EP104

SCHEDULE II

DIRECTORS OF BOVAL S.A.

The name, current principal occupation or employment and material occupations, positions, offices or employment of each director of Boval S.A. are set forth below.  Unless otherwise indicated, the business address and phone numbers of each director is care of Boval S.A., 21, Boulevard de la Pétrusse, L-2320 Luxembourg, Luxembourg and +352 48 81 81 310, respectively.

Name	Title	Citizenship	Present Principal Occupation or Employment
Anastassis George David	Director	United Kingdom and Cyprus	Principal Occupation or Employment: Manager and Director Name of Organization: Nephelle Navigation Inc. Principal Business: Ship management Address: 1 Vas. Konstantinou Street, Athens, Greece
George David	Director (Chairman of the Board)	United Kingdom and Cyprus

Principal Occupation or Employment: Director (Chairman of the Board)
Name of Organization: Coca-Cola Hellenic Bottling S.A.
Principal Business: Production and distribution of non-alcoholic beverages under franchise from The Coca-Cola Company
Address: 9, Fragoklissias Street, 151 25 Maroussi Athens, Greece

Anastasios P. Leventis	Director	United Kingdom

Principal Occupation or Employment: Director
Name of Organization: Leventis Overseas Ltd.
Principal Business: Trading, industrial support/material supply to associate industries in West Africa
Address: West Africa House, Hanger Lane, Ealing, London W5 3QR, United Kingdom

Patrick K. Oesch	Director	Switzerland	Principal Occupation or Employment: Attorney-at-law Name of Organization: Oesch & Rudolph Principal Business: Law firm Address: Am Schanzengraben 29, 8002 Zürich, Switzerland
Danielle Schroeder	Director	Luxembourg

Principal Occupation or Employment: Manager and Director
Name of Organization: Sofinex S.A.
Principal Business: Chartered accountants, company management
Address: 21, Boulevard de la Pétrusse, L-2320 Luxembourg

Stefan Breitenstein	Director	Switzerland	Principal Occupation or Employment: Attorney-at-law Name of Organization: Lenz & Staehelin, Attorneys-at-Law Principal Business: Law firm Address: Bleicherweg 58, CH-8002 Zürich, Switzerland
Michael Staub	Director	Switzerland	Principal Occupation or Employment: Director Name of Organization: Alpheus Administration Services AG Principal Business: Family office Address: Toedistrasse 44, 8002 Zürich

CUSIP No.   1912EP104

SCHEDULE III

DIRECTORS OF USONI S.A.

The name, current principal occupation or employment and material occupations, positions, offices or employment of each director of Usoni are set forth below.  Unless otherwise indicated, the business address and phone numbers of each director is c/o Usoni S.A., Via General Nicanor A. de Obarrio, 50th Street, Bancomer Plaza, 4th Floor, Panama City, Panama and +507 263 6066, respectively.

Name	Title	Citizenship	Present Principal Occupation or Employment
Stefan Breitenstein	Director	Switzerland	Principal Occupation or Employment: Attorney-at-law Name of Organization: Lenz & Staehelin, Attorneys-at-Law Principal Business: Law firm Address: Bleicherweg 58, CH-8002 Zürich, Switzerland
Alex Wittmann	Director	Switzerland	Principal Occupation or Employment: Attorney-at-law Name of Organization: Lenz & Staehelin, Attorneys-at-Law Principal Business: Law firm Address: Bleicherweg 58, CH-8002 Zürich, Switzerland
Robert Ryan Rudolph	Director	Switzerland	Principal Occupation or Employment: Attorney-at-law Name of Organization: Oesch & Rudolph, Attorneys-at-Law Principal Business: Law firm Address: Am Schanzengraben 29, CH-8002 Zürich, Switzerland
Michael Staub	Director	Switzerland	Principal Occupation or Employment: Director Name of Organization: Alpheus Administration Services AG Principal Business: Family office Address: Toedistrasse 44, 8002 Zürich

CUSIP No.   1912EP104

SCHEDULE IV

DIRECTORS OF O&R HOLDINGS LTD.

The name, current principal occupation or employment and material occupations, positions, offices or employment of each director of O&R Holdings are set forth below.  Unless otherwise indicated, the business address and phone numbers of each director is c/o O&R Holdings Ltd., 3076 Sir Francis Drake’s Highway, Road Town, Tortola, British Virgin Islands and +1 284 494 1122, respectively.

Name	Title	Citizenship	Present Principal Occupation or Employment
Patrick K. Oesch	Director	Switzerland	Principal Occupation or Employment: Attorney-at-law Name of Organization: Oesch & Rudolph, Attorneys-at-Law Principal Business: Law firm Address: Am Schanzengraben 29, CH-8002 Zürich, Switzerland
Robert Ryan Rudolph	Director	Switzerland	Principal Occupation or Employment: Attorney-at-law Name of Organization: Oesch & Rudolph, Attorneys-at-Law Principal Business: Law firm Address: Am Schanzengraben 29, CH-8002 Zürich, Switzerland

CUSIP No.   1912EP104

SCHEDULE V

DIRECTORS OF BOVAL LIMITED

The name, business address, phone number, current principal occupation or employment and material occupations, positions, offices or employment of the director of Boval Limited are set forth below.

Name	Title	Citizenship	Present Principal Occupation or Employment
Chelco Management Services Limited	Director	Cyprus	Business Address: Christodoulou Chatzipavlou 221, Helios Court, 1st Floor, 3036 Limassol, Cyprus Phone Number: +357 25340602 Principal Business: limited liability company administration

CUSIP No.   1912EP104

SCHEDULE VI

DIRECTORS OF LAVONOS LTD.

The name, current principal occupation or employment and material occupations, positions, offices or employment of each director of Lavonos Ltd. are set forth below.  Unless otherwise indicated, the business address and phone number of each director are c/o Lavonos Ltd., 3076 Sir Francis Drake’s Highway, Road Town, Tortola, British Virgin Islands and +1 284 494 11 22, respectively.

Name	Title	Citizenship	Present Principal Occupation or Employment
Robert Ryan Rudolph	Director	Switzerland	Principal Occupation or Employment: Attorney-at-law Name of Organization: Oesch & Rudolph, Attorneys-at-Law Principal Business: Law firm Address: Am Schanzengraben 29, CH-8002 Zürich, Switzerland
Stefan Breitenstein	Director	Switzerland	Principal Occupation or Employment: Attorney-at-law Name of Organization: Lenz & Staehelin, Attorneys-at-Law Principal Business: Law firm Address: Bleicherweg 58, CH-8002 Zürich, Switzerland
Michael Staub	Director	Switzerland	Principal Occupation or Employment: Director Name of Organization: Alpheus Administration Services AG Principal Business: Family office Address: Toedistrasse 44, 8002 Zürich, Switzerland

CUSIP No.   1912EP104

SCHEDULE VII

DIRECTORS OF TORVAL INVESTMENT CORP.

The name, current principal occupation or employment and material occupations, positions, offices or employment of each director of Torval Investment Corp. are set forth below.  Unless otherwise indicated, the business address and phone number of each director are c/o Ocean Centre, Montagu Foreshore, East Bay Street, Nassau, New Providence, The Bahamas and +1 242 322 85 71 Extension 9, respectively.

Name	Title	Citizenship	Present Principal Occupation or Employment
George David	Director (Chairman of the Board)	United Kingdom and Cyprus

Principal Occupation or Employment: Director (Chairman of the Board)
Name of Organization: Coca-Cola Hellenic Bottling S.A.
Principal Business: Production and distribution of non-alcoholic beverages under franchise from The Coca-Cola Company
Address: 9, Fragoklissias Street, 151 25 Maroussi Athens, Greece

Anastasios P. Leventis	Director	United Kingdom

Principal Occupation or Employment: Director
Name of Organization: Leventis Overseas Ltd.
Principal Business: Trading, industrial support/material supply to associate industries in West Africa
Address: West Africa House, Hanger Lane, Ealing, London W5 3QR, United Kingdom

Haralambos K. Leventis	Director	United Kingdom

Principal Occupation or Employment: Director
Name of Organization: Leventis Overseas Ltd.
Principal Business: Trading, industrial support/material supply to associate industries in West Africa
Address: West Africa House, Hanger Lane, Ealing, London W5 3QR, United Kingdom

Anastasios I. Leventis	Director	United Kingdom	Principal Occupation or Employment: Director Name of Organization: Nephelle Navigation Inc. Principal Business: Ship management Address: 1 Vas. Konstantinou Street, Athens, Greece
Patrick K. Oesch	Director	Switzerland	Principal Occupation or Employment: Attorney-at-law Name of Organization: Oesch & Rudolph Principal Business: Law firm Address: Am Schanzengraben 29, 8002 Zürich, Switzerland
Stefan Breitenstein	Director	Switzerland	Principal Occupation or Employment: Attorney-at-law Name of Organization: Lenz & Staehelin, Attorneys-at-Law Principal Business: Law firm Address: Bleicherweg 58, CH-8002 Zürich, Switzerland
Michael Staub	Director	Switzerland	Principal Occupation or Employment: Director Name of Organization: Alpheus Administration Services AG Principal Business: Family office Address: Toedistrasse 44, 8002 Zürich, Switzerland

CUSIP No.   1912EP104

SCHEDULE VIII

DIRECTORS OF TRUAD VERWALTUNGS AG

The name, current principal occupation or employment and material occupations, positions, offices or employment of each director of Truad Verwaltungs AG are set forth below.  Unless otherwise indicated, the business address and phone number of each director are c/o Truad Verwaltungs AG, Bleicherweg 58, 8002 Zurich, Switzerland and +41 58 450 80 00, respectively.

Name	Title	Citizenship	Present Principal Occupation or Employment
Robert Ryan Rudolph	Director	Switzerland	Principal Occupation or Employment: Attorney-at-law Name of Organization: Oesch & Rudolph, Attorneys-at-Law Principal Business: Law firm Address: Am Schanzengraben 29, CH-8002 Zürich, Switzerland
Stefan Breitenstein	Director	Switzerland	Principal Occupation or Employment: Attorney-at-Law Name of Organization: Lenz & Staehelin, Attorneys-at-Law Principal Business: Law firm Address: Bleicherweg 58, CH-8002 Zürich, Switzerland
Alex Wittmann	Director	Switzerland	Principal Occupation or Employment: Attorney-at-Law Name of Organization: Lenz & Staehelin, Attorneys-at-Law Principal Business: Law firm Address: Bleicherweg 58, CH-8002 Zürich, Switzerland

CUSIP No.   1912EP104

SCHEDULE IX

MESSRS. G. DAVID, H. LEVENTIS, A. LEVENTIS and A. DAVID

The name, residence or business address, present principal occupation or employment, name, principal business and address of any corporation or other organization in which such employment is conducted and the citizenship of each of Messrs. George A. David, Haralambos K. Leventis, Anastasios P. Leventis and Anastassis David are set forth below.

Name	Title	Citizenship	Present Principal Occupation or Employment
George David	Director (Chairman of the Board)	United Kingdom and Cyprus

Principal Occupation or Employment: Director (Chairman of the Board)
Name of Organization: Coca-Cola Hellenic Bottling S.A.
Principal Business: Production and distribution of non-alcoholic beverages under franchise from The Coca-Cola Company
Address: 9, Fragoklissias Street, 151 25 Maroussi Athens, Greece

Haralambos K. Leventis	Director	United Kingdom

Principal Occupation or Employment: Director
Name of Organization: Leventis Overseas Ltd.
Principal Business: Trading, industrial support/material supply to associate industries in West Africa
Address: West Africa House, Hanger Lane, Ealing, London W5 3QR, United Kingdom

Anastasios P. Leventis	Director	United Kingdom

Principal Occupation or Employment: Director
Name of Organization: Leventis Overseas Ltd.
Principal Business: Trading, industrial support/material supply to associate industries in West Africa
Address: West Africa House, Hanger Lane, Ealing, London W5 3QR, United Kingdom

Anastassis George David	Director	United Kingdom and Cyprus	Principal Occupation or Employment: Manager and Director Name of Organization: Nephelle Navigation Inc. Principal Business: Ship management Address: 1 Vas. Konstantinou Street, Athens, Greece

CUSIP No.   1912EP104

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
99.1.

Joint Filing Agreement, dated as of March 7, 2013, by and between Kar-Tess Holding, Boval S.A., Usoni S.A., O&R Holdings Ltd., Boval Limited, Lavonos Ltd., Torval Investment Corp., Truad Verwaltungs AG, as Trustee, George A. David, Anastasios P. Leventis, Haralambos K. Leventis and Anastassis David.

99.2

Amended and Restated Shareholders’ Agreement, dated December 19, 2008 by and among The Coca-Cola Export Corporation, Barlan, Inc., Atlantic Industries, Coca-Cola Overseas Parent Ltd., Refreshment Product Services Inc., CCHBC Grouping, Inc. and Kar-Tess Holding.*

99.3	Tender Commitment, dated as of October 10, 2012, by and among The Coca-Cola Company, Coca-Cola HBC AG and Kar-Tess Holding.*

99.4	Tender Commitment, dated as of October 10, 2012, by Crescent Holding GmbH.*

99.5	Tender Commitment, dated as of October 10, 2012, by Credit Suisse International.*

99.6	Tender Commitment Form No. 1.*

99.7	Tender Commitment Form No. 2.*

99.8	Tender Commitment Form No. 3.*

99.9

Letter Agreement Regarding Termination of Shareholders’ Agreement and Relationship Agreement, dated as of February 21, 2013, by and among The Coca-Cola Company, The Coca-Cola Export Corporation, Barlan Inc., Atlantic Industries, Coca-Cola Overseas Parent Ltd., Refreshments Product Services Inc., CCHBC Grouping, Inc., Coca-Cola Hellenic Bottling Company S.A., Coca-Cola HBC AG and Kar-Tess Holding.**

99.10	Power of Attorney.**

99.11	Power of Attorney.

*                                         Previously filed as an exhibit to the Schedule 13D (Commission file number 005-78794) filed with the SEC on October 22, 2012, and incorporated by reference.

**                                  Previously filed as an exhibit to the Amendment No. 1 to Schedule 13D (Commission file number 005-78794) filed with the SEC on February 25, 2013, and incorporated by reference.